September 15, 2005



Mr. Joseph W. Meyers
Vice President, Finance
Pierre Foods, Inc.
9900 Princeton Road
Cincinnati, Ohio 45246


	Re:	Pierre Foods, Inc.
		Form 10-K for Fiscal Year Ended March 5, 2005
Filed June 3, 2005
Form 10-Q for Fiscal Quarter Ended June 4, 2005
Filed July 19, 2005
		File No. 0-07277


Dear Mr. Meyers:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended March 5, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9

Liquidity and Capital Resources, page 14

1. Please refer to the guidance provided in FRC 501.13.b which indicates that your discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements. Please review and revise your disclosure, as appropriate.

Controls and Procedures, page 20

2. We note your conclusion as to the effectiveness of your disclosure controls and procedures is incomplete as it does not indicate whether your controls are effective or ineffective. Please review your disclosure and revise accordingly. We note that you have revised the disclosure in your Form 10-Q for the fiscal quarter ended June 4, 2005.

Certain Relationships and Related Party Transactions, page 26

Predecessor Pierre, page 27

3. We note the allocation of the transactions entered into on March
8, 2004, as permitted by the Fourth Supplemental Indenture, was to Retained Earnings of $11,900,276 and Common Stock of $339,639. Please explain to us the basis for the adjustment to Common Stock and how you determined the amount of the adjustment.

Financial Statements

Consolidated Statements of Shareholder`s Equity, page F-5

4. We note that you have recorded your acquisition ("Acquisition") of
100% of the shares of your parent, PFMI, on June 30, 2004 and the simultaneous merger with Pierre Merger Corp., an affiliate of Madison
Dearborn Partners, LLC ("MDP"), under the purchase method of accounting whereby you emerged as the surviving corporation.
Based
on the disclosures provided in your filing regarding the Acquisition, please contact us at your earliest convenience so that we may better understand the accounting methodology and guidance you followed to record the applicable transactions. Prior to your call, you may wish to provide us with a comprehensive analysis of the transactions that resulted in the presentation of the following line items, "Purchase
Accounting Adjustment," "Successor Pierre Purchase Allocation," "Contribution from parent" and "Expenses paid on behalf of parent."
Without limitation, please identify the accounting and legal acquirer of the Acquisition and how you determined the amounts presented in your financial statements. See below for further comments regarding the disclosures surrounding the Acquisition located within Note 1.

Consolidated Statements of Cash Flows, page F-6

5. Please provide an analysis and description of the amounts presented under cash flows from financing activities under the captions "Return of capital to parent" and "Contribution from parent."

6. Please revise your column headings to be consistent with those reported in your Consolidated Statements of Operations on page F-
4.

Note 1. Basis of Presentation and Acquisition, page F-7

7. Please expand your disclosure to comply with paragraphs 51 (a) and
(b) of SFAS 141.

8. We note that certain "management investors" have invested $4.9 million in a deferred compensation plan, which is funded through a rabbi trust that owns preferred stock of Holding. Please tell us how you have considered the guidance in EITF 97-14.  In addition, please
reconcile the amount disclosed as aggregate liquidation value under
this heading of $4.9 million with that disclosed on page 24 of
$5.2
million.

Note 17. Restated Quarterly Financial Information (Unaudited), page
F-28

9. We note that you have restated quarterly financial information to reflect misstatements in four areas, including (i) the tax basis of assets assumed in connection with the Restructuring, (ii) the tax basis of assets and liabilities following the Acquisition, (iii) the classification of professional fees incurred in connection with the
Acquisition and related debt transactions and (iv) the calculation of depreciation expense following the Acquisition. Please tell us how you have considered the effect these misstatements may have had on the effectiveness or ineffectiveness of your disclosure controls and procedures.


Selected Quarterly Financial Data (Unaudited), page F-30

10. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of quarterly Gross profit. Please revise your calculation to include all costs and expenses associated directly with or allocated to your products sold. These costs and expenses should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Refer to SAB Topic 11:B.

Form 10-Q for the Fiscal Quarter Ended June 4, 2005

Note 1. Basis of Presentation and Acquisition, page 8

11. We note your statement that "The fair value adjustments related to the Acquisition, which have been pushed down to the Company from
Holding, primarily include adjustments in property, plant and equipment, inventory, goodwill, other intangible assets and related deferred taxes." Please compare and contrast this disclosure with that in your Form 10-K on pages 2 and F-8.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Joseph W. Meyers
Pierre Foods, Inc.
September 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010